Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Registration No. 333-129871
ALLERGAN EXTENDS EXPIRATION DATE OF EXCHANGE OFFER FOR
INAMED CORPORATION
IRVINE, Calif., January 9, 2006 — Allergan, Inc. (NYSE: AGN) today announced that it is extending the expiration date of its exchange offer for all outstanding shares of common stock of Inamed Corporation (NASDAQ: IMDC) as conditions to the closing of the exchange offer remain. The exchange offer will now expire at 5:00 p.m. Eastern Time on Tuesday, January 24, 2006. The exchange offer previously was scheduled to expire at 5:00 p.m. Eastern Time on Monday, January 9, 2006. Approximately 26,081,810 shares, or approximately 71%, of Inamed’s outstanding common stock had been tendered as of 4:00 p.m. Eastern Time on January 9, 2006.
In the exchange offer, Allergan is offering to exchange for each outstanding share of Inamed common stock, either $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder. Elections of Inamed stockholders are subject to proration as described in Allergan’s Form S-4 registration statement initially filed with the Securities and Exchange Commission (SEC) on November 21, 2005 and subsequently amended, so that 45% of the aggregate Inamed shares tendered will be exchanged for cash and 55% of the aggregate Inamed shares tendered will be exchanged for shares of Allergan common stock.
Allergan today also confirmed that its Form S-4 registration statement has been declared effective by the SEC and that the shares of Allergan common stock to be issued to Inamed stockholders in the exchange offer and the subsequent merger have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance. The effectiveness of Allergan’s registration statement and the authorization of the listing of shares on the New York Stock Exchange are two of the conditions to the exchange offer.
Allergan and Inamed are continuing to work with the Federal Trade Commission staff to obtain clearance of the transaction. In addition, Allergan continues to work with antitrust officials in Spain and Germany in connection with the review of the transaction by antitrust authorities in those jurisdictions.
“We continue to make excellent progress in the closing of the acquisition and look forward to offering the benefits of the transaction to our customers, patients, employees and our stockholders in the near future,” said David E.I. Pyott, Allergan’s Chairman of the Board, President and Chief Executive Officer. “We are working closely with the regulatory authorities in their review and anticipate no material delay in obtaining Federal Trade Commission and other governmental clearances to consummate the acquisition.”
Allergan intends to publicly announce the completion of the antitrust reviews and to allow at least three business days after announcing the receipt of all required antitrust approvals before completing the exchange offer.
To learn more about Allergan’s proposed offer for Inamed and the details of the transaction, please go to the Allergan website www.Allergan.com.

About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.
Forward-Looking Statements
This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts’ and others’ projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the proposed Inamed acquisition include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO in connection with the exchange offer. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.

Contact Information

Amy Bilbija or Dan Burch, MacKenzie Partners Allergan Investor Relations Allergan Media Relations	212-929-5500 or 800-322-2885 714-246-4636 714-246-5134